August 20, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Duru, Esq.

Re:	MKS Instruments, Inc. Schedule TO-I Filed August 3, 2009 File No. 5-58011
Dear Ms. Duru:
     We are writing on behalf of our client, MKS Instruments, Inc. (the “Company”), in response to the comment of the staff (the “Staff”) of the Securities Exchange Commission (the “SEC”) set forth in the letter to me, dated August 19, 2009, from Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions (the “Letter”). Submitted herewith for filing is Amendment No. 3 to the Schedule TO-I referenced above, as amended by Amendment No. 1 filed with the SEC on August 12, 2009 and Amendment No. 2 filed with the SEC on August 17, 2009 (collectively, the “Schedule TO”), including the revised Exhibit (a)(1)(A) thereto (the “Offer to Exchange”).
     We have set forth below in italics the Staff’s comment set forth in the Letter. The response is based on information provided to us by representatives of the Company.
Schedule TO-I/A
Exhibit 99(a)(1)(A): Offering Memorandum
1.	We note your response to prior comment 3. In support of your ability to rely on the global exemptive order, you indicate that exclusions of eligible optionholders, if they do occur, would not have a material impact on the compensatory purposes of the offer in the aggregate. With a view toward possible revised disclosure, based on an assumed expiration date as of the date of your revised response and assuming full participation in the offer by all eligible optionholders, supplementally quantify the hypothetical number of eligible optionholders that would face exclusion as a result of the application of the exchange ratio expressed as a percentage of overall optionholders with eligible options.

The Company supplementally advises the Staff that based upon an assumed expiration of the exchange offer on August 19, 2009, using the Black-Scholes option valuation

Securities and Exchange Commission
August 20, 2009

methodology with the assumptions underlying the table of hypothetical exchange ratios contained in the Offer to Exchange and an assumed closing price of $17.91 (the closing price on August 19, 2009), a total of 75,326 eligible options held by 40 option holders would round to zero RSUs, which represents 5.2% of the total number of eligible options. The Company further supplementally advises the Staff that of such 40 option holders, 39 hold other eligible option grants that would entitle them to RSUs in the exchange offer. The one option holder that doesn’t hold multiple eligible option grants holds an option to purchase one share.

In response to the Staff’s comment, the Company has amended the Offer to Exchange to quantify the potential exclusions based upon the hypothetical exchange ratios and an assumed closing price of $17.91.
* * *
     Please do not hesitate to telephone the undersigned at 617-526-6675 if you have any questions regarding this response letter, the Amendment or any related matters.

Very truly yours,
/s/ Mark G. Borden
Mark G. Borden, Esq.

cc:	Leo Berlinghieri Kathleen Burke, Esq.